SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009
______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Argentine National Securities and Exchange Commission dated November 6, 2009

Telefónica de Argentina S.A.

Buenos Aires, November 6th, 2009

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Relevant Fact Notice

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 2, chapter XXI, Resolution 368/01.

In this connection, please be advised that the Company’s Board in the meeting held yesterday approved the amendment to the Directors Social Security Plan – the Plan de Previsión Social de Directivos in Spanish (“DSS Plan”), originally approved by the Board on February 15th, 2007.  The amendment to the DSS Plan as assessed and approved consists in moving from the former model split in two tranches of contributions (Tranche I: contributions made by the Company and the participant; Tranche II: contributions made solely by the Company) to a single tranche model whereby contributions will be shared between the participant and the Company, and Tranche II will be removed accordingly.

Yours sincerely,

/s/ Santiago Barca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	November 6, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel